Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 18, 2016

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT GE - GE Oil & Gas Investor Meeting EVENT DATE/TIME: NOVEMBER 15, 2016 / 10:00PM GMT

Caution Concerning Forward-Looking Statements:
This document contains “forward-looking statements” – that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain.  For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see http://www.ge.com/investor-relations/disclaimer-caution-concerning-forward-looking-statements as well as our annual reports on Form 10-K and quarterly reports on Form 10- Q.  We do not undertake to update our forward-looking statements.  This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts.  Actual results could differ materially.

Non-GAAP Financial MEASURES:
In this document, we sometimes use information derived from consolidated financial data but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP).  Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules.  These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure.  The reasons we use these non- GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures are posted to the investor relations section of our website at www.ge.com.
We use non-GAAP financial measures including the following.
•	Operating earnings and EPS, which is earnings from continuing operations excluding non-service-related pension costs of our principal pension plans.
•	GE Industrial operating & Verticals earnings and EPS, which is operating earnings of our industrial businesses and the GE Capital businesses that we expect to retain.
•	GE Industrial & Verticals revenues, which is revenue of our industrial businesses and the GE Capital businesses that we expect to retain.
•	Industrial segment organic revenue, which is the sum of revenue from all of our industrial segments less the effects of acquisitions/dispositions and currency exchange.
•	Industrial segment organic operating profit, which is the sum of segment profit from all of our industrial segments less the effects of acquisitions/dispositions and currency exchange.
•	Industrial cash flows from operating activities (Industrial CFOA), which is GE’s cash flow from operating activities excluding dividends received from GE Capital.
•	Capital ending net investment (ENI), excluding liquidity, which is a measure we use to measure the size of our Capital segment.
•	GE Capital Tier 1 Common ratio estimate is a ratio of equity to total risk-weighted assets.
General Electric Capital Corporation (GECC) has been merged into GE and our financial services business is now operated by GE Capital Global Holdings LLC (GECGH).  In this document, we refer to GECC and GECGH as “GE Capital”.  We refer to the industrial businesses of the Company including GE Capital on an equity basis as “GE”.  “GE (ex-GE Capital)” and /or “Industrial” refer to GE excluding GE Capital.  Our financial services segment previously referred to as GE Capital is now referred to as Capital.

1
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

C O R P O R A T E  P A R T I C I P A N T S

Matt Cribbins GE - VP of Investor Communications

Lorenzo Simonelli GE Oil & Gas - President and CEO

Matthias Heilmann GE Oil & Gas - Chief Digital Officer

Rod Christie GE Oil & Gas - President and CEO, Turbomachinery Solutions

Hasan Dandashly GE Oil & Gas - President and CEO, Downstream Technology Solutions

Uwem Ukpong GE Oil & Gas - CEO Surface Business

Neil Saunders GE Oil & Gas - CEO Subsea Systems and Drilling

Brian Worrell GE Oil & Gas - VP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Andy Kaplowitz Citigroup - Analyst

James West Evercore - Analyst

Marc Bianchi Cowen and Company - Analyst

Nick Heymann William Blair - Analyst

Mike Urban Deutsche Bank - Analyst

P R E S E N T A T I O N

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Is this on? Can everybody hear me?

Okay, great.  Just before we start, just a safety moment, and there are no planned evacuations or fire drills.  But if you do have an emergency, there are exits on either side, and obviously, there’s the field, it’s very close by.  But what we’re going to do is actually exit to the left and we’ll follow the leader there at the site.  So, again, no planned evacuations or fire drills.

So, welcome to everybody, and it’s been an exciting couple of weeks and we’ve been on the road as a team, really explaining what is a transformative transaction within the industry with the bringing together of Baker Hughes and GE Oil & Gas.  Let me introduce myself first, Lorenzo Simonelli, I head up GE Oil & Gas.  And as we’ve been going through the last two weeks, one of the things that we had is, look, as an investor community, we really like to better understand GE Oil & Gas.  What does GE Oil & Gas look like?  What are the different representative product companies within GE Oil & Gas?

And so, today, what we’re going to focus on is really giving you an appreciation of where we’ve come in the oil and gas industry as General Electric; let you meet some of the team.  I’m also glad to say that we had some of the members of the Baker Hughes team that are here with us today.  We have the CFO, Kimberly Ross.  And also Martin Craighead will be joining us later on as well.  And after we’ve gone through a description of GE Oil & Gas, we’ll give you a quick update on the transaction, and then we’ll open it up to Q&A.  So, we’ve got about the next hour and a half, hour and forty-five minutes, and really give you an opportunity to get a better perspective of GE Oil & Gas and how we’ve really grown in this industry.

So, welcome to everybody.  And I think it’s also very apt that we’re doing this during Minds + Machines.  When you saw what happened this morning and hopefully some of you had an opportunity to listen to BP, digital can have a huge impact on productivity within this industry.  And that’s one of the clear differentiators that we’re going to be able to demonstrate as we go through this merger as well, the bringing together of data analytics and the opportunity to provide better outcomes for our customers, reduce cost from a production standpoint, improve the cost per barrel, and make them more successful as well.  And that’s what it’s about as we look at the industry going forward.

2
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

So just on the industry side, obviously at the beginning, you’ve got the normal precursors.  If we click forward, please.  Just what we’ll run through is obviously the introduction to GE Oil & Gas.  We’ll give you an update on the digital strategy, then we’ll walk through the product companies, and we’ve got the representative leaders here.  I’ll let them introduce themselves as we go through this.  Then, we’ll give you a quick update on financials as well and then we’ll wrap it up with the deal.

Just I started off introducing myself, but just to let you know, I’ve been with GE for over 22 years.  I’ve had the opportunity to be in many of the GE businesses.  And over the course of my tenure, I spent over five years with GE Oil & Gas and actually started when we first began the oil and gas story in 1994 with the acquisition of Nuovo Pignone.

We like this industry and we like this from a long-term fundamental perspective.  And we know that it’s cyclical and we never came into this industry based on the price of oil.  But we came in because we saw it as being an industry that we can have an impact on and also help our customers in.  As we look at the long-term nature, there is depletion that’s happening within the wells, and we know that there’s going to be a need given the increasing population for the resources.  As you look at both oil and gas, we anticipate that they will both grow and be necessary for the next 10 years and beyond as we continue to see the increase usage of energy.  Gas growing faster than oil, and that’s where we are long as well from a gas perspective.

So we like the industry fundamentals.  And just to give you a sense, GE is very good at the industries that require a lot of technology.  Also they have their capability of going into harsher, more difficult terrain, such as the oil and gas industry.  And we play off a lot of what we see from the aviation, the power, from a regulatory perspective as well.  As we see regulations across the world, environmental matters, we can leverage what we’ve seen in the aviation and power industries.

So, as you look at the long-term nature, again, feel good about where the industry is going and also see growth in the industry.  We also see changing behaviors by our customers, which is why we can have an impact from the perspective of providing solutions.  As you look at the focus on productivity, you look at the escalation of cost that has emerged in the last two years.  They’re coming to us and asking for improved productivity solutions, the ability to aggregate, and also provide them capability to go to final investment decisions.  And that’s where we’re able to do with the portfolio we pulled together in GE Oil & Gas, and we’ll be able to do even, to a further extent, with the Baker Hughes merger.

As you look at our story from an oil and gas perspective -- apologies it’s a little delayed here.  As you look at the oil gas story, what do we have today?  We have an amazing franchise that really has both the upstream, midstream, and downstream capabilities.  And we’re able to incorporate also the elements of digital solutions, which Matthias will walk you through what that means also from a context to the projects that we’re undertaking and the usage of data.

But as you look at it from an upstream standpoint, we’re active in subsea, offshore, onshore.  Midstream is rotating equipment.  It’s compression.  It’s really a large significant portion of our business, which we’ll walk you through.  But it’s the heart of Nuovo Pignone, which started out in 1994, and has the large scale presence on most of the pipelines, most of the LNG facilities, but any compression, and if you look at FPSOs, floating LNG facilities that are out there in the world.

And then on the downstream with the refineries, the petrochemicals, the pumps, fertilizers, if you look at the ethylene aspect, all of these areas from the downstream where we’re able to provide our equipment and products.  We’ve got 40,000 employees at the end of ‘15, revenues of $16.5 billion, and have really grown over the course of the last 20 years by bringing together both organic and inorganic capabilities.  You can see here the history as we progress.  And we brought in assets that have made sense from the customer perspective.  There’s always been a strategy of really being able to provide the full value chain, wing to wing.  We’ve always separated the industry from the upstream, midstream, downstream.  We’ve introduced the concept of also full stream.  And that’s really the gamut of being able to provide national oil companies, independents, IOCs, the capabilities in each of the segments that they need, and being able to also provide when necessary financing capabilities from the GE Store.

So, full stream is a concept.  But when we go out there to the marketplace, we obviously serve each of the independent areas as necessary from the customer base.  And we’ve got some great names, historical names within the industry.  When you look at Lufkin, you look at the VetcoGray, you look at Wellstream, these are great companies that have a market-leading position within the industry, and we folded them into GE and made them stronger through the GE processes.  And we can give you some example as we go through the presentation.

We’ve also brought in the talent that’s required to lead such a business.  If you look at historically not being in the space, we’ve brought in a lot of industry domain expertise.  Some of the people you’ll hear from today, some you may know from the industry such as Maria Claudia that came in from Baker Hughes.  But over the course of the last few years, we brought in over a thousand people that have the DNA from oil field services, have the DNA from our customers are requesting of us.  And we marry it up with also the great historical GE DNA, the process, Six Sigma focus, and excellence in providing our customers what they’re requesting.

So, we feel very good about the opportunity of embarking on being a broader player in the oil and gas space because of what we’ve been able to bring in from a capability perspective.  I feel very good about the team we have on deck.  I feel also very good about the team that’s merging with us from Baker Hughes.  I think it’s an excellent proof that it’s industry-leading in expertise from a technology process and marries up the two very well as we go forward.

3
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

This is what GE Oil & Gas looks like.  So, I wanted to just spend a moment before we go into more of the discussion around these product companies just to break it down.  This is probably one of the areas that we got questions a lot during the roadshows and also the investor meetings, what is GE Oil & Gas?  And we got a great business called Turbomachinery, which Rod Christie leads and will walk you through.  That is when you think about it, the compression, they compress with gas turbines, that are utilized in a multitude of midstream applications including a very strong presence within LNG.  And we have the majority of that marketplace.

As you go further downstream, this is an adjacency relative to the pumps, the valves, the reciprocating compressors.  And, again, it’s very much an equipment focus.  And they blend each other, if you think about it.  As you see the prices of the commodity go down, you see the benefit from downstream perspective as you’ve seen with our customers as well.  So, activity in the downstream space has been increasing over the [past] for the last few years.

Our surface platform, this is where there’s a lot of -- the areas that you’d normally see familiar with the upstream, onshore applications, or on the equipment side of the [modeling] systems, the ESPs, and Uwem will walk you through that as well; and Uwem, longtime Schlumberger employee who’s come and joined us.  And again that’s through acquisitions we’ve extended into this space.

Then the subsea and drilling, this is your VetcoGray, your Hydril, what we’ve been able to do is again form a company that is capable of providing the unique solutions in a lack of field concept when you go deep water, provide the technologies from the GE Store that are required from a material base and also analytics space going forward.

Deep water is challenged at the moment within the industry, but we’re working on areas where we can take down the cost.  And we see this is still being a key area for the future as you look at the long-term from an industry perspective and the resource perspective.  And then Digital Solutions, Matthias will walk you through that; both concept of digital but then also the meters, the sensors, the inspection products that we have.

When you look at our portfolio, you’ve got over 55% outside of what you would normally term oil field services, subsea, onshore.  It’s really the heart of also the equipment that goes in for many of our customers within that compression and downstream applications and also the ability to obtain data, and as we go forward with Predix, the ability to convert that into meaningful insights for our customers.  So, this gives you a perspective, again, $16.5 billion of revenues in 2015.

The other area that I wanted to highlight is, as you look at our business, we have a very strong services backlog.  And each of the areas, whether they be the Turbomachinery, the Downstream, we’ve benefitted from long-term contractual service agreements.  This provides us the ability to manage through cycles better than other businesses, and our contractual service agreements tend to expand from anywhere at 7 to 15, even 20 years.  When the equipment is in place, then we continue to maintain it, we continue to provide upgrades to it.  And it’s an amazing thing to have and provides that management of cyclicality.  And you can see that even during the downturn, we’ve been able to take up our services backlog.  And we’ve been expanding this also to your more untraditional areas of upstream.

If you look at our drilling business, we’ve been able to have the first contractual service agreement within the industry with Diamond Offshore where now we’re managing and maintaining the blowout-preventer.  Who better than the OM to actually provide that service on an ongoing basis?  And that’s how we can continue to differentiate by services and applying different capabilities on the services aspect.  So, this is a key area that we focused on within the business and the team members will walk through this across each of the areas.

The GE Store, what you see here is a subsea example, but I could put on here also an onshore example.  I could put on here a petrochemical, refinery example.  And as Hasan walk you through some of the refinery elements, he will be able to showcase some of that as well.  But what this means is really the capability that we have within GE Oil & Gas to leverage the broader GE and actually provide something that is unique within the industry when you think of capabilities from a technology standpoint, material context, you look at new products, we benefit from the spend that is across GE and bring it into the industry.

I’ll give you just a couple of examples.  If you think about the gas turbines that are utilized within Power, and these are hundreds of millions of dollars that are invested from a Power perspective, we take them into the Oil & Gas space.  Also from the aeroderivatives on Aviation, we’re able to take those.  But we’re able to marry new material technologies from our Global Research Center, new composites, which if you’re just in one industry, you haven’t been able to play it at that level.  So, we benefit tremendous amount and it’s a transaction that is very much a part of the culture within GE that we share each other’s best ideas and also leverage each other as we go and provide solutions to our customers.  So, this is your sense of how much actually takes place from a relationship within GE.  And it’s one of our key strengths as we go to big customers.

With that, I wanted to introduce Matthias, who’s going to give you an aspect of digital.  Before we kick off here because you heard some of what’s taking place within a variety of industries, we think that the oil and gas industry is rich from a data perspective and also we have an opportunity to provide better insights and capabilities as we go forward, reducing the unplanned downtime, increasing productivity.

4
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

So, with that, Matthias, over to you.

Matthias Heilmann - GE Oil & Gas - Chief Digital Officer

Lorenzo, thank you very much.  Good afternoon, everyone.  It’s a real pleasure to share some of our thoughts around digital with you this afternoon.  And I would like to add to where Jeff started this morning, is when we think about digital, we think about it in three different pillars.  Pillar number one is we are, as he said this morning we are our own customer, we drink our own Chianti or champagne so to say is, we are -- in our own operations, we are seeking our productivity improvements and as such what we’ve learned across all the GE businesses is to utilize the platform and not to continuously reinvent the wheel and reuse components that you’ve developed in the past and make them use and scalable across all businesses.

One of the key prerequisites to actually make really efficient use of technology.  So, that’s where Predix comes in and we’re deploying Predix within the GE environment when it comes to services, when it comes to manufacturing but also when it comes to how do we manage and monitor and run together with our customers equipment, which leads us then to the second pillar which is how do we extend Predix in our digital capabilities and share this with our customers.

And you heard that this morning in the keynote and that Ahmed shared with Jeff and BP, how we’re utilizing the relationships we have nurtured over years with large customers like BP to bring digital innovation into their businesses.  And we always have in mind is ultimately productivity and safety improvements and that is the second pillar of where we are active.

So we’re building applications, utilizing Predix as the operating platform, standard foundation so to say but we’re building unique applications on top that allow customers to run their processes of how they are used to run their processes.  So, it’s a little bit of like a tailor made suit rather than off the shelf kind of suit.

And we believe and what you’ve heard also from Bill today is when it comes to utilizing our digital capabilities not just in traditional GE businesses, but also in businesses that tend not to be directly buying equipment from GE like Schindler, that our capabilities actually help them to drive productivity because they do not have to reinvent and build a platform by themselves.

And I’ll go in a little bit more detail what this platform means.  And just a side note, you heard BP today is that is traditionally in the industry whether it’s oil and gas or other large [asset-intense] industry, industries, the project that would take you seven, eight, nine years and you probably never get it really right and it’s from start to where we launched the pilot early November, it took us 14 months.

And as we look to progress in that pilot, is we’re going to be rolling out that solution across all of the BP install base, all platforms within the next two years and you can only accomplish this if you’re utilizing modern technology like a cloud-based operating system that we deployed here as BP as well now our own operations.  So, that’s one of the key drivers for us when you think about digital innovation, do not reinvent the wheel that somebody in your own house already might have used.

And for the Oil & Gas business, you might ask us, what’s the difference between GE Digital and then Oil & Gas?  Well at the same time, we also have to acknowledge the fact that when it comes to reliability, when it comes to uptime, when it comes to process engineering, the oil and gas industry looks at different statistics, they’re looking at different measures, they’re using different language, different visualizations, different KPIs of how they run their operations.

Their processes are similar in nature like in utility but it being at the core, a process engineer, a reliability engineer in our industries looks at different things and at different safety aspects and then other industries.  And that’s where the digital aspect for the Oil & Gas business comes in, we are utilizing the core horizontal capabilities from GE Digital and building out industry specific extensions on top.

Two very important ones that are critical for us from our point of view and as we talk with our customers are number is, when we deploy very, very asset-intense projects with the customers you’ve seen today is the majority of the operating cost ultimately are being determined during the design and the build phase of a project, whether it’s BP, Chevron or anyone of those customers that Lorenzo just mentioned is the majority of the work actually begins during the design phase, where we are engaging with those operators already early on.

So when it comes to our digital capabilities, one of our core roadmap items is to expand our APM capabilities into the design and build phase off the projects.  So early on, we’re basically engaging with customers and building out those sensors, those techs, those measures and the capabilities to ultimately then later once you bring their project live and into the going to measure success against your digital twin, against the benchmark of what you anticipate this project would bring in.  So, there’s one aspect of us -- for us how we extend into the design and build aspect of, for example, this technique in LNG project.

The other important aspects for us when it comes to digital is the whole notion, and that’s where the important piece of the Baker Hughes transaction comes in, where we are so excited to have those colleagues join us is to extend our capabilities not just around the equipment and better understanding and better productivity around equipment, but it’s truly to extend our capabilities into actually the subsurface, reservoir and connecting those types of information that has been one of the cornerstones and key competencies for the Baker Hughes folks and marry and manage it together jointly and kind of harmonies will say -- from an equipment perspective with our capabilities.

5
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

So marrying and combining reservoir information, subsurface information and this kind of datasets with the equipment information is where we see one of the major benefits of the merger we’re working on.  And that’s the exciting piece when we’re talking about production optimization.  We have already our feet in the water, so to say, we have an offering.

Together with Baker Hughes, we’ll be way stronger and together with our colleagues from GE Digital, we’ll be able to build out those capabilities in top of Predix and it allows us and in turn again to bring those capabilities way faster to the market than anyone every would have been aspired to do in the past.  So, we’re truly disrupting the industry by utilizing Predix as our operating platform, utilizing our capabilities around equipment, management and our deep domain expertise around equipment and then combining it with the reservoir information and the competencies from Baker Hughes.

So that’s kind of so to say the adjusted Oil & Gas digital strategy.  We’re building on top of GE strategy around the digital industrial internet, with Predix.  We’re expanding those capabilities out into industry specific capabilities like production optimization.  And on the second piece on the design and build optimization when it comes to large scale projects.

So, Lorenzo mentioned also is we’re not starting from scratch.  Digital solution is so to say our own brand.  Within the GE Oil & Gas business, we are already a strong player when it comes to sensors, when it comes to probes, when it comes to connectivity to equipment.  Some people always refer to us as we have the eyes and the ears.  We have the dial tone already because we got a very broad and high ranging set of equipment when it comes to sensors, right.

You can have the best Predix and best applications in the cloud, if you can’t connect it to the equipment, you can’t connect it to the reservoir, you have nothing, you’re blind, you’re basically deaf.  And we already are building on top of the strengths we have on the left side here with sensors, specifically oil and gas industry but actually can work in the harsh environment, subsurface as well as in the harsh environment like an onshore and offshore kind of installation and bring those data forward.

We also -- second is we only have a whole bunch of capabilities when it comes to behind the firewall of our customers on-prem.  We have solutions like System 1 which globally is about 1,500 customers used already and they capture data and not just capturing data at the scale that we’ll be able to capture when they move -- and we’re moving to the very right -- when we’re moving to a cloud-based architecture.

So leaving you with this message here, we’re not starting from scratch.  We already well ahead in our journey of the digital transformation, but now we have found with Predix basically the receiving end, where all the data that Rod, Hasan and Neil and Uwem actually creating with the equipment can reside and we can make sense out of it.

So, I do not want to bore you with this one but lots of you might have seen this today already.  Jeff showed this, this is the oil and gas specific roadmap when it comes to our digital play that we are actually executing within GE Oil & Gas business.  So why is it important? Why do I have it in here?  It basically emphasizes the importance of the GE Store.

We’re not developing just in the vacuum here in the Bay Area, in Silicon Valley area, there is a continuous give and take where we’re taking capabilities out of the GE Store in horizontal aspect, GE Digital, utilizing Predix within the environment of our customers but we’re also feeding back into the Store, into GE Digital when it comes to our specific roadmap.

There are some items on here we have heard from our customers that we are bringing back to GE Digital and feeding it back in the Store.  I’m just picking one, visualization is I can tell you close to my heart.  The visualization of data and making it accessible to almost everyone on an oil platform is one of the key items we always hear.  It has to be intuitive.  It has to be a look and feel that is critical and these are items that we’re working in with Oil & Gas Digital and are feeding it back to the GE Store.  All right.

And those things will evolve over time, but you see a wonderful example of how the GE Store actually works where we have folks that have an oil and gas specific nature in their destiny and their mission, executing and working on top of Predix, joint requirements, feeding it back while taking advantage of the overarching GE Digital development roadmap.

With this, I’m handing over to Rod and he will tell you more about all the data he’s collecting, that we can make sense out of it.

6
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Rod Christie - GE Oil & Gas - President and CEO, Turbomachinery Solutions

Thanks, Matthias.  So I’m Rod Christie, I’m the CEO for the Turbomachinery business.  And so you saw 10 years experience, probably more than 10 years experience in oil and gas, 17 years with GE.  Prior to that, I was a customer of GE, so I’d been a process plant operator, project development through utility sector and then spent my time either in rotating equipment, regional roles or [prior to that] with subsea business.

So, I think for me coming back to turbomachinery business, back into rotating equipment is really back to -- back to my home.  I’m going to start you on this side of the page just now and just kind of give you an idea of the technology.  And I think also it shows you the connection between the turbomachinery business and also the rest of GE from a product development point of view.

I think you all know that we’re in power generation.  We’re all obviously in the aviation side from the jet engine perspective and we leverage those technologies.  We co-develop those technologies and we cross-fertilize between the three-part of the organization, which are programs within GRC.  We share applications with customers, so very much on large, heavy duty, industrial gas turbines, aeroderivative gas turbines and then what we called a light industrial turbine which is very specific to a space that we looked at either in pipeline applications, small industrial parallel applications, cogeneration and the likes.

It’s a new area for us, so I can talk a little bit more about how they’ve grown potentially.  Centrifugal compressor, when we talk about LNG at the -- at the base level from Nuovo Pignone, if you think of the driver and the compressor, we’re talking about some cryogenic temperature for compression.  This is like if you take the fridge, turn your fridge around and you look down at the bottom, you’ll see a small motor and a small compressor.  This is just on a slightly different scale.  So the smallest ones would just about fit in the room, well actually would fit it three quarters of the way along the room and the largest one that we shipped out as modules would be about six storeys high, 2,000 -- 2,500 tons, so very large industrial scale.  Anywhere from a handful of megawatts around the sort of -- well probably around about the -- it’s a 16, 25 megawatt range, all the way up to in excess of 130 megawatts, depending on the applications to the customer.

Also, we acquired a business back in 2013 Salof, which is specializes in small scale LNG and CNG and CO2 applications.  That is another application as you look forward at the market, you look what’s going on in the LNG space, some of the large projects obviously have been very difficult to get through.  Customers are starting to look for some more flexibility to be able to build the module, build the plant and different module sizes and to look at different ways to deploy the modules, the project.

So, this allows us to do a full process integration and a great part also for our compression and turbine engineering teams because they also get to look at the application in its entirety and it’s an area where as you as we look with the services side and Predix and having the ability to look at the whole plan.  This is an area that is very, very exciting for us with Predix platform and extending out to look out entire life of plant operation and the optimization there.

So you see also from that, we can build that around a long term service agreement or transactionally.  The space that we play in are very clear.  If you think of the LNG space which is the premier league for us and then offshore application power generation, onshore power generation for oil and gas customers and then you see compression and small scale LNG.  The business is fairly well-balanced between new units and services and let’s just talk about the equipment side for a period of time.

The other thing that you have heard this morning was also on digital thread.  So around the project side, large scale, high specification custom engineering, the amount of paperwork, the amount of supply chain management that has to happen but just inside our business and then also the interaction with the customer is absolutely critical.  It’s a huge amount of bureaucracy in many, many respects.  It’s an opportunity for projects to run late.  It’s very hard to get everybody aligned out.

What we’ve also done here is that we’re using Predix, we’re also using additive manufacturing, we’re using different ways to bring the customer in to actually open the door.  So, we can start with a customer very, very early on in design before we even place the purchase order for the first piece of equipment or the first component, the customer can walk through the facility virtually.

They can put on 3D glasses.  They can come in to either our rooms or we can actually send the tools out to their site.  We can interact the design team.  They can talk about how it will be to operate a plant, how does it look?  They can walk through and say, “We need to move those valves up slightly higher” and we can actually look at how the plant would be to operate and own before we even, as I say, cut the first PO for the first nuts and bolts.

And then all the way from there, you look at model-based enterprise with all of the requirements, customer requirements embedded onto the component.  So, the customer see that all the way through supply chain.  They can see us -- where’s our component and the supply-based and suppliers, how is it coming onto site, when do they need to be either on our site or interact with us digitally to inspect or to see a test.

They can witness test from anywhere in the world rather than actually have to fly in to one of our locations and see it physically.  So we’re trying to open up the door, they can see the projects, they can see -- they today if we have a problem, they will see the problem at the same as we do.  So we can start working together, to look at how do we resolve that, how do we work around the project, project cycles or whatever it is that’s an issue to make sure that we minimize and get ourselves back on track.

7
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

It’s an area as well when you talk about our capability to deliver, we can either deliver on a very large scale and what we call stick build.  So, we send all their equipment to site.  We work with an EPC and they build it from the ground up or depending on where it is and what the customer requires, we can build it in one of the fabrication yards we have for example in Avenza in Italy.

We can fully test it.  We can fully string test and prove a large liquefaction train or a power plant to full load before we even send it out.  So we just sent, literally in the last week, we’ve sent two modules down to the Middle East to Zadco.  Both were about 2,000 tons, they were fully tested.  The first one, they’re already on site, they’re already connected.  They went only three months ago, so they’re on site already, have already been started.

So very, very fast deployment, takes away the risks of site -- of commissioning on site and any issues we have to deal with on site, we can deal with it in the factories.  We can deal with the engineering team there and the full support supply chain behind that.  Once the equipment is out, this is a long cycle business when you think about it from a customer’s perspective as well.

Depending on the criticality of the equipment with the customer, we can obviously open a transactional agreement all the way through the full outcome base.  So if you think of the criticality for LNG train, all of our LNG train today are under long term contract where we’re basically contracting for this tool service and performance of the plan, we invest in that technology to improve and enhance the performance of the customer and we share the benefit of enhanced performance.

The other thing that happened is because we’re so close to the customer with such a long period of time, you start to understand exactly how do they use our technology, what are the challenges they have, what’s happening in the market, how do they need to adapt what’s going on and then we can also look how do we invest into technology to make our technology more competitive for new projects and also to retrograde and upgrade the existing facilities that are out there.

Just to give you an idea of life cycle, we’ll be involved in a project as much as six years earlier than the decision to actually start the plant talk.  At that point in time, we’ll be doing pre-FEED activity, FEED activity, we’ll be helping on design selection and working all the way through.  And often, we’re able to make sure that we have exactly the right technology for the application.

And then as you get into place of operation and again depending on what the customer requires, we’re able to either introduce new technology, make sure that we understand how do they need to run the plant or the challenges, we have full service support, upgrade capability.  And then see what we’re doing with the digital side, we already have a lot of our equipment under the remote monitoring and diagnostics, we now have new contracts where we actually look at the entire facility.  So, we’re working either directly with the customers or with the partner to encompass the entire facility and look at the whole process from a reliability point of view, from a maintainability point of view and then from an efficiency point view.  So, how do we help the customer drive more performance at existing assets.

So that’s really a very quick overview of the turbomachinery business.  With that, I’ll pass it to Hasan.

Hasan Dandashly - GE Oil & Gas - President and CEO, Downstream Technology Solutions

Thanks, Rod.  I’m going to use my iPad, so I don’t keep looking back and forth and get the whiplash here, so.  My name is Hasan Dandashly and I lead the Downstream Technology Solutions business.  I’d been with GE Oil & Gas for five years, part of the 19-year journey I’ve had with GE, but also another five years where I was managing or servicing the oil and gas assets as part of the Power business.  And before that I spent also five years in the oil and gas industry as part of Honeywell, providing digital solutions and DCS elements to the oil and gas industry.

So similar to what Rod went through, I’ll go through the key offerings that we have and the space that we go after.  So, the technology that we have as you see we provide steam turbines and spaghetti compressors and we also provide many other elements that come from other parts of the GE Store that go into the downstream applications.  So we utilize the centrifugal compressors from Rod’s business into the downstream applications and also other parts of GE from Power Conversion and the Power business.

We have a flow and process technology piece of our business that has -- that provides valves.  We have about 2.5 million valves that are installed.  These are controlled valves and safety valves and we also provide heavy-duty engineered pumps that go into flow control applications as part of oil and gas or other industrial applications.

And last but not least, our high-speed reciprocating compressors that are used mostly in upstream applications, they’re used in gas-lift, gas gathering, gas distribution and also in the pipelines, especially in North America to move the gas around.

8
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

We go after a fully diverse set of applications.  So, we go into oil and gas applications from refining and petrochemical that I will describe in a bit more detail in the coming page, but we also go after adjacent space in industrial and also in upstream compression for gas as I just described with our high-speed research.

Our business travels are fairly diverse, so we go from large projects to a lot of flow markets with our valves to a lot of aftermarket services that we get from our large installed base.

So if I focus a little bit more on refining and petrochemical, we are active in all different parts of it from refinery with all different parts of compression and processing in the refinery to petrochemical plants, ethylene and LDP and HDPE to fertilizer plants with urea, methanol and nitric acid.  And each one of these processing elements requires compression, so what we do is we bring either a reciprocating compressor that is designed to be efficient for that specific compression process within the refinery or the petrochemical plant or we bring a centrifugal compressor that is driven here by steam turbine or an electric motor that comes from our Power Conversion business within GE.  And so bringing many elements as I said from the GE Store in order to provide solutions here.

We also provide power generation of these plants and this power generation could be either steam turbine that we produced or a gas turbine that we get from our Power business that we provide to a refinery or a petrochemical plant or a fertilizer plant.

And with that, we also have all the services that go after that go in it and we’ve had many customers and some of the examples that you see here on the right-hand side, some of the key ones we had with the brand new refinery in Dangote, a lot of the upgrades and the extensions in Kuwait with KNPC, ENOC in Dubai is our latest win there and we also RAPID last year in Malaysia.  So a very active business for us that provides for diversity of Lorenzo described before being a full stream company.

And this is another exciting place where we really demonstrate how we take technology that we have in the oil and gas business and apply in adjacent markets.  So, as we look at power plants, we provide to the GE Store.  So basically as we go to GE here, we provide percent for combined cycle power plants that GE power provides, the steam turbines that are between 0 and 140 megawatts in order to provide the combined cycle power plant.  We also provide steam turbines and geothermal power plants and then solar power plants, concentrated solar power that utilizes steam turbine in order to generate power.

Every gas turbine that goes out requires a fuel gas booster of the gas require pressure.  That fuel gas booster will come from our business basically taking a high-speed compressor, marrying it with gas engine that comes off from the Power business in order to provide the fuel gas boosting for the gas turbine.

Another exciting area with the Alstom acquisition, many steam turbines or all of them would require a boiler feed pump or a boiler feed steam turbines and again that pump or that steam turbine will come from Downstream Technology Solutions and get integrated with an offering from Alstom for a large steam turbine.

And then as we move in to the industrial power generation and fuel control, we provide a lot of solution between industrial power generation a lot of pumps or valves into a number of applications and mining, pulp and paper, food and beverage and so forth.

And the last but not the least, what we call natural gas distribution.  Through our high-speed research, we provide for gas lift, gas gathering and gas distribution and we also provide for CNG compression.  So, this is in order to fuel vehicles using CNG, one of the solutions that we have using a high-speed resin.

And the last but not the least as we get into our services, we have a fairly good installed base across the different applications that we serve from refining and petrochemical to fertilizer to the industrial space and we go after that installed base that provides about 40% of the revenues we have for my -- for my product company.  We’re growing that -- those services by providing more upgrade.  These upgrades will offer our customers the ability to become more efficient and extend the life of their assets.  We’re also providing a lot of plant overhaul and moving in to multivendor services so we could help our customers have a one-stop shop as the new and overhaul of their plant.

With Digital, today, we already provide a lot of remote monitoring and diagnostics on a number of our assets and we’ll extend that more to provide asset performance management and operation optimization for refineries and petrochemical and fertilizer plants.

With that, I will turn it over to Uwem for Surface.

Uwem Ukpong - GE Oil & Gas - CEO Surface Business

Thank you very much, Hasan.  So, as introduced, my name is Uwem Ukpong.  I am the CEO for the Surface business, 22 years in oil field services.  I started as a wireline engineer and then became a geophysicist and became a reservoir engineer.  And my last role before joining GE was running the software business for Schlumberger.

9
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

So, in the business of Surface, it’s primarily the onshore business here and it is split into three parts.  There is the artificial risk portion running around electrical submersible pumps, that’s one form of artificial lift and then you have the rod lift systems and the progressive cavity pump.

A great majority of our business or I would say, evenly split to some extent between North America and the rest of the world, 55% to 45%.  A key brand is Lufkin and Lufkin represents the beam pumps.  Lufkin was considered just (technical difficulty) -- we’ve done a lot of work on those pumps and Brian is going to talk about some of the cost outs initiative that we’ve taken out on those pumps there.

Now, with introduction solutions, we have the well-services, which is all around production and cased-hole logging, cased-hole logging, [sneak] line services, separation (technical difficulty) space.  And then of course, pipe recovery where we call pipe, if we want to pull out completion.

Next is evaluation and optimization.  Evaluation and optimization has what we call the downhole tools.  The downhole tools essentially -- okay, thank you.  So, the downhole tools essentially, wireline tools that we would sell to small oil field service companies in countries in the Middle East, in Africa and in Latin America.  A lot of what we do in this business is developing and enhancing in country value to these operators who want to be able to perform wireline operations.

We’ve got the same for drilling and measurements as well as monitoring services.  The brand name there is Sondex but just below Sondex there you see the Field Vantage.  Field Vantage is the software application managed by evaluation and optimization that helps brings digital to ESP systems and our pumps.  So, a lot of discussion in the industry to get around prognostic health management, understanding the figure monitoring your pumps and being able to predict when your pumps will fail, that is all done by Field Vantage today within the Surface organization.

And then the third piece is the pressure control.  The pressure control is more around wellheads, surface wellhead systems, production trees, well-controlled equipment and valves as well as the frac rentals and frac flowback, part of the VetcoGray that the land business in VetcoGray today here.

So that is how the Surface offering is split today.  It’s a major component of the upstream part of oil field services and with the recent transaction with Baker we feel very pleased to be part of that greater community moving forward.

Now, everything I showed you in the past or in the previous slide is all around equipment.  And the discussion we started to have with our customer is all around solutions.  Our customers want to be able to optimize production and so the discussion with the customer is, “I’m not just here to sell you a pump, but let me proactively work with you and understand what is the best lifting system you can apply in your well.”

So, with our Oil & Gas Technology Center, we’ve built out an algorithm we’ve put in the Field Vantage where we can tell our customers instantaneously at any point in time if they are running with the right lift mechanism.  We’re going to the MPV analysis, understand the cost impact and be able to say to the customer you should be switching from an ESP to a rod lift system.  And we can do this today because we offer the ESPs and also because we offer the rod lift systems to our customers.

So, we provide a lot of sensing, automation control.  We’re helping with the compression side of the business, being smart in the way we compress and evacuate liquids or gases and then bring all of that down to assets and well optimization.  We have started projects with customers in the Middle East and in North America but what we’re doing here is addressing the number one concern of the customer which is all around enhancing production and using a strong digital backbone to be able to achieve all of these elements moving forward.

As part of the industry today, we are having to be able to adapt to our customers’ needs.  So, a pay for performance type contracts is what we’re putting in place and that’s driving focus on reliability where we believe we’ve got reliable systems in place and we’re able to work with the customer and putting a pay for performance type contract or a lease contract as may be applicable to the customer.

So, essentially a strong -- a good portfolio, I would say, of lift systems, wellhead systems and pressure control that bringing in a strong digital backbone to all of this equipment.

With that, I will pass it on to Neil.

Neil Saunders - GE Oil & Gas - CEO Subsea Systems and Drilling

Thank you, Uwem.  Is this okay?  Is this working?  Can you hear me okay?  Yes.  Okay, so Neil Saunders.  I’ve been with GE since 2007 and I was acquired -- I was with VetcoGray, which is a name you’ve seen on the screen already a couple of times and you see on the screen now.  I’m 25 years in oil and gas this year and 25 years specifically in subsea, so great to be here.

10
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Look, a quick look at the offering we have in Subsea Systems & Drilling, starting really fundamentally at the core.  So, we go pretty much from the seabed, the mudline if you recall the picture that Lorenzo showed you, really back to the host.  So, subsea wellhead, subsea Christmas trees, the control systems, subsea manifold, next generation subsea systems, power and processing equipment, all the way back through flexible riser systems that we have courtesy of the Wellstream product and actually we’re involved before we get to production and we have a full suite of complementary subsea drilling systems from the BOP to the riser systems.

This is essentially how the business is run and they operate typically in different segments, subsea production equipment would go typically to the end operator.  The flexible systems would typically go to an installer, that would be the customer based and the drilling equipment typically to a drilling contractor.  And as I’ve already mentioned, three very, very strong brands that are very familiar I’m sure to at least some of you in the space in VetcoGray and Wellstream and in hydro for the -- for the drilling equipment.

Some context here for me to share and I’m qualified to do this given the nature I joined the business.  If you think about what Lorenzo showed you and what Rod mentioned in the past, you’d think about the GE Store in relation to subsea production systems.  You think about how I can integrate in the past is sensing technology.  If you think about rotating equipment on the seabed for next generation subsea production, I can integrate with Rod’s business and I can go way beyond Lorenzo’s business into the bigger GE for sensing from Healthcare for power system from Power Conversion.  I can use the software expertise that we have and certainly from a technology standpoint, I’m always looking towards the GRCs and aviation for levels of metrology expertise that for somebody like me coming in to GE can only ever dream of, so incredibly powerful and the visual that Lorenzo showed you is a very real example of that.

All three of these areas much stronger, better processes, executing better with access to technology much more so than when they came in to the family.

So, this is -- this is a nice example of kind of how we show up in the space, how my business shows up.  And you can see here you know that CapEx capital intensive two-, three-year cycle of when we are designing, building, supplying equipment, but we don’t stop there.  We stay for the duration for the lifecycle and we’ll stay -- this is a nice case study, it’s with Statoil, pretty much shows the installed base we have with Statoil and we’re there through helping them with well intervention.  We’ve done some control’s upgrade where we can insert current generation technology to really digitize the seabed and give us much better analytics.

We have an extensive suite of repair shops in the right geographies.  We’re doing condition monitoring and we can be there at the end and assist with well abandonment as well.  And look I would stay on this page and tell you, if you think about what we’re going to do with Baker Hughes, there’s another page here that starts here and it goes below the mudline.  It’s incredibly complementary and all of a sudden at the frontend here we’re working to understand completion design, how to best get results out of the reservoir, I’m intervening on the well.  Currently, I’m just providing access.  In the future, I can actually provide well servicing.  I can provide services at the backend around well abandonment and decommissioning.

To the extent that our offer becomes a solution, much more holistic and is really providing an outcome as Uwem said, it’s incredibly exciting, very much for the Surface business and very much for my business as well.

The market is not great for my business at the moment, but we still have a lot of backlog to get through.  This is in varying degree really a representation of my subsea production backlog that I have at the moment on multiple geographies, a lot still going on in Australia completing some gas projects that you would -- you would see on there with Inpex, with Chevron, with Apache now handed to Woodside, still some West African business going on there as well that we’re executing.

Over 10,000 tons of subsea manifolds on this page, the biggest of which you would probably just about get on the grass in the field there, just to give you some idea of scale and you’re north of 500 tons, approaching a 1,000 tons with its pile.  So big equipment and lots going on.

Some synergies here as well with other parts of Lorenzo’s business.  From an execution standpoint, we use the same toolkit that Rod referred to, that we have effectively a PMO ops team in Lorenzo’s business.  From the digital thread standpoint, what we’re doing in my factories and what we’re doing in Rod’s factories, same synergies, okay, same access to information, so using the same execution models, the same processes.

Drilling something that again, it’s not a fabulous market for us at the moment, but some really, really nice things happening in my drilling business at the moment.  We’re definitely the cutting edge of technology where we have an industry first in terms of the 20,000 PSI capability to drill very, very high pressure wells.  An actual fact in 2016, it was a GE BOP that broke the world record for rotor depth for drilling as well which is something that we’re very proud of.

And look, we’re taking huge strides here in the digital area.  Lorenzo mentioned the deal that we have, a contractual service agreement where we own BOPs, so we’re actually -- we own them and we’re actually working on them offshore and maintaining them.  And you know what, the ability to get digital information from them to do the analytics, to make sure those BOPs are available and that their uptime is optimized is transforming the way think about that.  And we have digital packages that we’re developing with Matthias’ team to ensure that.  They will find their way into other parts of my business, Uwem’s business and Rod’s business in time, I’m sure.  So, that was subsea systems and drilling very quickly.  With that, I’ll hand back to Matthias, who’s going to talk to you about his Digital Solutions business.

11
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Matthias Heilmann - GE Oil & Gas - Chief Digital Officer

Outstanding, can you still hear me?  Very good, so thanks again, I’m back.  So, bring it all together now, right?  So, you all heard all this wonderful equipment whether it’s subsea, whether it’s in the LNG plant.  So what we do in Digital Solutions not to confuse with digital kind of the first part where I was speaking to you, in Digital Solutions, we’re basically bringing in together when those pieces of equipment that are typically if not in all cases mission critical for the processes of our customers, not just pieces of metal.  They need to be getting smart.  They need to be connected.  They need to have the eyes, the ears, the sensors that ultimately allow us to understand how those pieces of equipment perform within the respective processes of our customers, that’s what we provide in visual solutions.  That’s what we stand for.

We basically provide to all of my friends, they’re my customers so to say, is small pieces of sensors to allow those piece of equipment, to give them an insight whether that machine at best performance, is reliable, is vibrating at the right level and is not getting out of the safe operating limits as you’ve heard this morning from BP.

So, one part of our business that we’re very proud of which by the way is not just a business that you see in oil and gas, but you see rotating piece of equipment and power.  You see it in a whole bunch of other industries is our condition and asset monitoring business, Bently, Nevada which came as part of the acquisitions into the family actually right after the Nuovo Pignone acquisition.

It is one of our really grown jewels in our business.  It is -- I would say certainly at a very favorable market position being deployed with GE equipment, but also non-GE equipment.  It gives us tremendous amount of insight in how pieces of equipment that rotate operate.  The business that’s global in nature and we’re driving condition monitoring and asset protection to a level where mission critical processes stay reliable at levels that Rod mentioned get you to 99% and higher percent of reliability.

The second piece of the business is control solutions, right.  You’re not just want to know how the condition of the asset is, but we’re also dealing within the feedback mechanism if something is not going as you want it to be, where is this red button that allow you to interact with the equipment, that’s our second piece of the business.  It’s our control solutions business which is again not just around GE equipment, but also does have a competency in non-GE equipment.

Now, condition monitoring of machines and piece of equipment is one aspect of it.  Well, when we think about digital, when we think about the operations of our -- of our companies and our customers, we think not just about the operations but we’re also thinking about the inspection piece, making sure that the integrity of the equipment is maintained and that’s where the inspection technology business comes in.

It’s a set of hardware and services and also digitally enabled that allowed you to inspect the integrity whether it’s a pipeline, whether it is a piece of rotating equipment or any kind of machine was portable piece of hardware that provide you x-ray capabilities, scanning capability, but also visual inspection capabilities which is actually a very exciting piece for us when we are thinking about digital -- the way moving forward where we’re not just taking measures like temperature, pressure or levels but we’re also complementing it with visual inspections, while we’re taking pictures and then those pictures apply pattern recognition mechanisms that’s where inspection technology comes in.

Then the last -- the last aspect of our business is a measurement and sensing.  These are the sensors.  These are these little probes that you’ll see on piece of equipment.  You might see them at a pipeline that allows you to measure -- and actually we get an idea what is the flow, what is the pressure, what is the gas content within that respective kind of piece of equipment or reservoir?

And then finally the last piece of business is our inspection services business.  Our customers have lots of pipelines.  They need to stay into -- from a integrity point of view, safe.  We have to make sure that we follow safety regulations.  We have to make sure that ultimately every four to five years pipelines are being inspected.  We do provide that service globally as one of the larger service providers in the world.

That business is as you can see and Lorenzo mentioned this before is not just in Oil & Gas, it is a business that is active and Power.  We’re active in other industrials like aerospace.  We’re active in automotive believe it or not.  We are active in electronics because when it comes to inspecting, when it comes to condition monitoring of equipment, this is truly a horizontal capability and now you’ll see the reason why I’m the Digital guy and also the Digital Solutions guy is and I always think digital and I always think horizontally in the aspect of how can we bring services and hardware capabilities and digital capabilities forward to help in the Oil & Gas business but elsewhere as well.  That’s what the Digital Solutions business is.

And with this, I’ll give you an idea of when it comes to inspection of how we’re moving forward.  As I mentioned, not just into levels, pressure and temperature, the normal kind of KPIs that everyone starts with the digital journey, but how we are moving our business actually into something while we’re taking pictures and images and applying digital capabilities like pattern recognition and then reaching actually the outcome for our customers.  So, we have -- we are taking our portfolio you’re seeing inspection controls, you’re seeing the hardware piece of the portfolio and the Digital Solutions business.

12
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

And we are in the -- in the middle of transforming and connecting it into our digital offering, utilizing Predix as our operating system and going forward is we’re actually moving it to a higher sense of asset productivity because now we’re actually enriching and that’s one of the key differences to any other kind of system you find out there, any other platform that makes the claim of being a digital industrial business is.  We’re combining data measures with images in a seamless way for the -- for the customer, it becomes a one-stop shop.

That’s our next journey and for those of you who are able to actually walk the floor, you are seeing a piece of big pipeline where you can see the combination of hardware, sensors allowing to continuously monitor corrosion whether it’s on the piece of pipeline or any kind of metal and then transact and transmit that data wirelessly into Predix and I would encourage you to take a look at this.  This is basically how that vision has been now put into place and has put in reality.

So, Predictive Corrosion Management is one of our next -- I wouldn’t call it killer apps here, but I would call it as one of the key items that we care about.  It’s a massive challenge in our industry upstream as well as in downstream.  We do deal with lots of metals, right, you heard this today.  Metal tends to corrode and we have to make sure from an integrity point of view that we provide our customer solutions that will allow them to predict this in a predictive way intervene so that they can continue to operate their business without any unplanned downtime.

Just about four weeks ago, I visited one of the largest downstream facilities in Shanghai and it was obviously next to the sea, so these folks basically having scaffolding all over the place continuously because with the environment they’re in, they are continuously dealing with corrosion.

Having a solution that allows them to continuously manage and monitor corrosion and they do this from home on their iPads, is a tremendous improvement and ultimately allows them to reduce -- significantly reduce the downtime, which in that perspective ultimately means it’s more net income to the bottom line.

With this, thank you very much.  And I hand it over to Brian.

Brian Worrell - GE Oil & Gas - VP & CFO

Thanks, Matthias.  Hi, I’m Brian Worrell.  I’m the Finance Leader for GE Oil & Gas.  I’ve been with GE for 24 years and have been in Oil & Gas for six years.  When oil prices started to go down at the end of 2014, we got together as a team and said we need to go do some things to take cost out.  You saw from Lorenzo’s earlier chart that Oil & Gas grown both organically, but also through some acquisitions.  So we knew there was some opportunities there to integrate those acquisitions more fully and wholesomely and drive cost out.

We put a plan together to take $1 billion of cost out over two years.  You can see that we now are on a trajectory to get to $1.3 billion, $1.4 billion of cost out by the time we roll out of the fourth quarter.

If you think about the areas that we have addressed, the first and the third buckets represent about three quarters of that cost out over the last couple of years.  Product cost out and project cost out have been paramount.  We have put things together to go after specific product cost to make us more competitive in the marketplace.

We run a process of the top 50 products that we’re addressing.  Teams have clear objectives.  We have monthly reviews on it and we work together cross-functionally to drive that cost out.  Now, I’ll give you a couple of examples on the next page.

In the middle bucket, because of those acquisitions and how we’ve grown, we did have some opportunities around rooftop and infrastructure cost as well as how we deliver services into the oil fields specifically.  And the WEMS business, we grew through several acquisitions so we were able to consolidate some resources there who could provide servicing across the wider array in the oil field.

And we also -- we are able to do a lot of multimodal facilities, that’s GE parlance.  We are doing a lot of different things in one facility.  So, for instance in Australia, we do subsea repairs, turbomachinery repairs, surface repairs in the same facility in Perth saving on a lot of infrastructure cost there.

And then finally on the support functions and G&A, this was an area where we took a step back and we said how can we more effectively support the business.  Again, we integrated geographically.  We looked at centralizing some practices and just to give you a silly example and how we process intercompany transactions both within Oil & Gas as well as within GE, we were able to get 40% productivity there and that’s after investing in a small amount of technology to make that process better.  Things around billing around how we handle software licenses, around how we do marketing support, commercial operations to get bids out.  We’ve done a lot of work to take cost out there and we think there are more opportunities as we come together with Baker Hughes.

Now just to give you a little bit more insight, we’ve taken 20% of our facilities out since the end of 2014 and you heard a lot this morning about brilliant factory and digital thread, I have an example here of a factory in Rod’s business in Talamona, where we have completely redesigned the factory with very little investments.  And because of what we’ve been able to do of gathering all of the data, putting in the operator’s hands, looking at how we design as he talked about earlier, we’ve been able to reduce lead times by 30%, that makes us more efficient in getting things done for customers.  I don’t have to invest in capacity when there is an upturn and it’s incredibly empowering and transferable to other parts of the business.

13
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

You heard Jim Fowler talk this morning about bolts and fasteners, that sounds incredibly exciting.  We put all of our data from our purchases in a data lake and we actually found a bolt that we purchased in the southeastern part of the U.S. for a $100 and we purchased that same bolt from India for $7.  You multiply that times a lot of bolts and that’s a lot of cost savings.  So, there was some low hanging fruit that we went after, but this digital thread has become incredibly powerful and again we think there are more opportunities there as we come together with Baker.

On the right-hand side of the page is what Uwem referenced.  Again, when the oil pipes started going down in 2014, we looked at all of our cost, but we definitely saw that Lufkin was a premier brand and I think most of you who follow the industry know that and it could command a premium price when things are going really well.  We’ve looked at the cost base and it was not where it needed to be to compete effectively in this market.  So, we actually took a finance person who had an engineering background and a lot of process capabilities and had him lead a team to go after cost out and we’ve been able to get 50% of the cost of out the Lufkin beam pump and that’s after absorbing a 10% increase just because the volume is down.

We did it pretty simply.  You’ve got a bunch of engineers in the room with a bunch of folks who workout in the field to help redesign the product.  We took out a lot of the unique parts, engineers loved creating parts, but we standardized a lot there.  We redesigned the supply base and the logistics of the product and that’s how we’ve been able to introduce a product that’s got 50% less cost into the marketplace.

John and his team have trained a lot of other teams inside the company.  Rod has been running something similar on the project basis and we’ve taken out hundreds of millions of dollars in these large projects and we’ve got opportunities to continue that as we roll into next year and then again as we combine with the Baker Hughes business.  So, we feel good about our capabilities to take cost out and it’s been a key driver of what you see on this page.  And in ‘15, with revenue down over $2.5 billion, we were able to increase EBITDA margins.

We have been incredibly flexible in terms of how we’ve been addressing cost.  We have tried to stay ahead of the curve and taking out infrastructure cost.  Of the $1.4 billion, more than half of that is infrastructure-related cost that will certainly not come back into the business.  Another big chunk is around product-related cost, so these are cost savings that are here to stay and would have made ‘14 even higher from an EBITDA margin percent had those costs already been taken out of the business.

And if you look, we talked to you earlier about our services backlog.  We have a strong backlog going into 2017 with over $14 billion in our services backlog, over $7 billion at the end of third quarter in our equipment backlog and we know what we have to do to execute on that backlog and we got opportunities to continue to take cost out.

So look, we think we built a really strong franchise here that responded well to the pressures in the marketplace, and I think we got some good plans as we -- as we go forward.  So with that, I’ll turn it back over to Lorenzo.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Thanks, Brian.  So I think you’ll agree we built an impressive franchise within the oil and gas industry from a GE perspective.  And if you look at some of the fundamentals, it’s really a great portfolio from an equipment service that’s focused on technology.

We’ve grown with our customers and we actually build an extensive backlog on services.  You’ve seen the equipment performance and we’re relevant when it comes to both the international companies, the national oil companies and the independents.  And as we go and give you an update on the transaction, really, we saw an opportunity to continue to add to the capabilities that we provide the industry from a value chain perspective.  And as you look at the organic and inorganic moves we’ve made, it’s been really to provide our customers what they need in an industry that’s cyclical, it’s evolving.  We’ve been strongly encouraged to continue to expand within this industrial space and also to provide them greater capability.  That’s why we embark on the transaction with Baker Hughes.  And what we’ve been able to create through this merger is truly transformational for the industry.  You’ve seen the charts that we’ve shared relative to the complementary aspects of the product portfolio.  You’ve seen what we can combine with the midstream, the downstream, and the capabilities of the upstream that Baker Hughes has.

We’re really now providing the integration of what’s below the mudline all the way to the surface; being able to capture all of that data analytics.  We use the term full stream, but it’s really the aspect of providing productivity and better outcomes for our customers.  You got the aspects of cost that we’re going to be able to drive out from a synergy perspective and you’ve also got the revenue opportunities, which we’ve already seen from the customer interactions as being very positive as we’ve gone out and start to talk about this transaction.

14
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

We’ll be the predominant brand within the industry.  And in OFS space, a strong number two, but I’d really say we are unique in the industry with what we can provide and also the discussions we can have at the government level, at the independent level with the financing support we can provide and then the technology that we can provide to the big IOCs; so a great bringing together of two strong brands that are technology driven.  And as you can see here 70,000 strong, 34 billion in revenue as you look at 2020 from a forecast perspective; so very encouraged by again the initial discussions with customers and also the employee base.

Just from a deal summary, we provided a lot of information.  There is also a financial supplemental package that’s available on our website as well.  But just to again frame up the overview of the transaction, it’s really bringing together GE Oil & Gas, Baker Hughes consolidated into GE with 62.5% ownership by GE, 37.5% ownership by the Baker Hughes shareholders.  It will have a publicly traded company ticker on the New York Stock Exchange.  We’ve done the valuation that’s been provided.  You can see the 11 times pro forma EBITDA, 6.7 times with run rate synergies for Baker Hughes, a 37% premium to Baker Hughes shareholders.  We think that this is financially attractive to both sets of shareholders, a win-win for the industry, the shareholders, the customers, and we’re looking to close this in mid-2017.  Don’t anticipate any major hurdles on the regulatory front and we already started engaging.

So, as you look at the strategic rationale, we’ve mentioned this before, but the complementary nature of what we bring together really helps to address what the industry is asking for:  productivity, cost per barrel, better outcomes.  We’re going to be in a unique position to be able to provide that across the value chain and specific offerings that we’re already working on from new drilling services, also to power generation in remote areas and also enhancing the usage of data in Predix.

You can see the aspects of the synergies that I mentioned both from a cost side and also the revenue side; feel that we are very much got line of sight to those.  We’ve got a funnel, which actually exceeds both of those in both cases and accretive to 18 EPS by $0.04.  So it fits the capital allocation plan that Jeff and Jeff have walked through from a GE perspective.  We think again it’s a very attractive transaction.

You’ve seen from what we’ve presented today, we have a great portfolio within GE Oil & Gas.  Now that’s further enhanced by the merger with Baker Hughes.  We are creating investor value.  And across all of the metrics, not an easy structure maybe to understand at first sight, but as you start to get acquainted across all of the metrics, this is providing a better technology partner to the industry.  A new company that can weather the storms of the cyclical industry be better managed as we go forward.  We know this industry has cycles.  We’ll be, in the short run, be able to take advantage of any upturn that you see on shore; as well as, on the longer cycle, be buffered by the services that we have in the great portfolio backlog on services.  Again, it’s combining great strengths, and we walked through the financials before.

We are going to have another investor event on December 8th in New York.  We look forward to welcome you at that event as well where we’ll update you on where we stand with the transaction, but also be able to profile for you what does a new Baker Hughes look like.  What will we have is a strategy as we go forward, approach close and address with our customers the opportunity that they face and help them combat the industry cycles that they face.

So with that, I like to open up to Q&A and appreciate you waiting for a microphone to come up to you so that people on the phone can also hear us.  And if you could, just state your name, who you’re with, and then we’ll address the question.  So thank you.
Q U E S T I O N  A N D  A N S W E R

Andy Kaplowitz - Citigroup - Analyst

Andy Kaplowitz with Citigroup.  So you obviously given us a lot more color about turbo machineries, subsea, very late cycle businesses, and I think before you’ve told us GE in ‘19 would be about 2.4 billion in EBITDA, right?  And so can you talk about a little more about your assumptions as you get there?  Do you need the LNG projects to start coming back?  When do you need them to start coming back?  And then you mentioned a lot about aftermarket.  Rod talked a lot about aftermarket.  Can aftermarket get you there in terms, as you go in the ‘17, ‘18, you see some recovery in the aftermarket business?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Yes.  Great question.  And I’m actually going to pass it on to Brian and he’ll walk you through the various pieces and how we see line of sight to it and very much achievable, so.

Brian Worrell - GE Oil & Gas - VP & CFO

Yes.  If you think about the backlog like we talked about, we got a very strong services backlog.  And the aftermarket services piece is a very big piece of the profitability as we think about 2018.  The only thing if you look at the oil and gas assumptions, dynamics, or consensus, there will likely be some tailwinds coming in some of the shorter cycle business as well.  And then you heard Matthias talked about his business, and 60% of that is outside of the oil and gas industry as well so there should likely be some tailwinds from that as well.  But we are not anticipating any large resurgence of multiple LNG projects coming through, and we don’t have any large awards for deepwater in that as well.

15
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Andy Kaplowitz - Citigroup - Analyst

Okay.  And, Lorenzo, today at Minds + Machines, I think Jeff Immelt talked about 6 billion of sales, 7 million of orders from digital.  But like when you drill it down to looking at just oil and gas specifically, you guys talked about some of the opportunities you have, but if I try and quantify that, like how has it impacted the business this year?  And I know Predix is relatively new, it came out in February, but the impact on the business this year and what you expect in ‘17 in a standalone GE business.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Yes.  And, again, a good question.  And we actually have started participating on the Predix front.  We are the front-end window to the oil and gas industry Predix.  So if you look at the BP engagement that we presented this morning as well, the first POA that’s out there, we’ve got extensive projects with other customers as well.  And from a revenue perspective and order, maybe, Matthias, why don’t you shed some light on what we’re doing?

Matthias Heilmann - GE Oil & Gas - Chief Digital Officer

Yes, so excellent question.  So, now Bill Ruh mentioned this today, I mean these are larger scale digital transformations.  So for ‘16 is we’re looking at shy of $400 million combination of traditional on-prem software, I mentioned System 1, which is kind of our on-ramp into Predix.  It provides us connectivity, which is a wonderful product that is around.  It does grow at favorable rates plus a combination of digital transformation projects.

So, all in all, it’s in a good path, it’s double-digit growth.  We are obviously anticipating in ‘17, in a way, it’s deeper growth as all these projects are now going into rollout, out of pilot into rollout.  But $400 million or $500 million is the number that I would give you today.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

And you can anticipate also the software margins that go with that.  And I think watch the space with some of the announcements that we’ll be making as well of some of our customers that are signing up for Predix.

James West - Evercore - Analyst

So, thanks, Lorenzo.  It’s James West with Evercore.  Some of your collection of CEOs have mentioned performance-based contracts.  And I was wondering if you can talk about how much of a percentage of your portfolio that is.  And then as we extend to the Baker Hughes merger, if you will, they don’t do a lot of foreign sites contracts currently.  They’re taking on less risk.  How do you plan to add risk into their portfolio as well?  What’s the viable percentage for them of survival?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

So, James, great question.  I’ll address the aspect of where we see contractual services and the opportunity with Baker Hughes coming into the fold, and then I’ll pass it over to Brian.  He’ll give you some specific numbers on the actual aspect of our services portfolio, which is significantly high.

So we actually think there’s an opportunity here as we showed with the blowout preventer to engage in contractual service agreements, to redefine also the industry on the upstream side.  From a risk perspective, we have the heritage of GE Capital, and also the finance and fortitude of GE to be able to engage in a different discussion with our customers, and in some cases also governments and national oil companies.  And so there’s an opportunity to start to move towards actual outcome-based performance and being paid on the outcome.  We’ve been successful in our equipment side.  And understanding the marriage of the information below the front line up to the surface will enable us to do that also with Baker Hughes and the strong relationships they have with some of their customers.

So I’d say we’re already starting to look at the opportunities.  I think within the upstream side of Baker Hughes, you’re looking it could be up to 20% to begin with and steadily increasing.  But that’s something we’ll get into as we start to commercialize the different opportunities.  On the current aspect of services, I’ll let Brian.

16
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Brian Worrell - GE Oil & Gas - VP & CFO

Yes, pure performance based with 100% at risk is very low actually.  It’s most -- if you look, the biggest piece of performance-based revenue is in Rod’s business and that contractual services portfolio that you heard him talked about.  So the way those typically work is you get paid on some unit about whether it’s LNG or how often the turbines are running or it depends on the particular application, and then there are bonuses and penalties based on the performance.

So that’s the biggest piece where we got performance-based revenue.  We started in the WEMS business with some contracts that’s growing.  But, again, it’s not significant amount today.  But I do expect it to grow faster than some of the other areas.

James West - Evercore - Analyst

And maybe, Brian, just one follow-up for me.  On the revenue synergies, can you talk about how you got the revenue synergy number?

Brian Worrell - GE Oil & Gas - VP & CFO

The revenue synergy for the Baker Hughes transaction, sure.  The -- and Maria Claudia is in the audience.  She can jump in as well because she spends a lot of time on that, too.  But we basically look at areas where we know there are opportunities that exist today, whether they are projects, regions where or customers where there is more penetration from one business versus another business.  So we look at things that we thought we could go out and quote today, and we assume some win rates around that to get at the revenue synergy number.

So it roughly translates into a point of market share gain in the areas that we serve today over the next four years.  So all the great digital stuff you’re seeing and some of the stuff that you heard Neil talk about, not all of that is baked into the synergies, but we think it’s upside.  And as Lorenzo mentioned we got a large funnel, but we wanted it to be things that we can touch and feel today.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

And, James, I’d just add, too.  We had customers during the course of the process and even before we announced the Baker Hughes merger that would come to us and say, if you could offer some of the oil field services, the discussion would change.  When you look at some of the brownfield opportunities, when you look at some of the independents that don’t have the capability, they’re looking for an industry player that can actually connect items together and also has the backbone.

Marc Bianchi - Cowen and Company - Analyst

Thank you.  Marc Bianchi with Cowen.  Question as it relates to Predix and the integration opportunity here, it seems like part of the reasoning behind this merger and having GE Oil & Gas be a standalone entity or to be a true standalone entity towards from GE.  However, Predix is a huge piece of what GE does.  I would suspect Digital Solutions is also something that’s well integrated with all the other stuff that GE is doing.  So how does having Predix involve with this GE Oil & Gas, Baker Hughes entity perhaps limit the ability to ultimately be a true standalone entity in oil and gas?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

So maybe just to address the aspect of standalone, if you look at the transaction again, we are part of GE.  We’re consolidated in GE, and GE has 62.5% of the ownership structure.  And we’re very much looking to run that way for the long term.  When you look at clearly the aspect of Predix, as you look at the GE Store, one of the big selling elements was that we have the open access to the GE Store.  And that continues the way it did before as GE Oil & Gas within the new Baker Hughes.  So it’s hard to predict the future all the way out that the going-in assumption is we continue to run as is.

Marc Bianchi - Cowen and Company - Analyst

And is there any limitation just between now and when the merger will close for integrating some of the Predix capabilities into Baker’s existing business?  Just trying to think through --

17
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Yes.

Marc Bianchi - Cowen and Company - Analyst

-- waiting for regulatory approval or anything like that, but they could be (multiple speakers) --

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Good question.  And on an arm’s length relationship, those discussions are already happening.  There’s opportunities out there commercially.  And we’ll do them on the arm’s length spaces and within the aspects of what’s allowable, but we actually started the dialogues around this merger because of the power of data.

You have to remember that a lot of companies out there in the oil and gas space have been collecting data for a long time.  It’s actually an industry that has been data rich.  It hasn’t really done much with the data.  And if you go to some of our customers, they’ll even tell you they only use between 1% to 5% of the data that they collect.  So we started from our initial discussions how can we change that, how can we now transform the outcome to be you’re using 80% of the data and you improve production by 2% to 5% or you reduce the wasted downtime.

We’ve seen it in LNG facilities.  We’ve given the example of RasGas.  We’re able to eliminate one day of downtime, which is equivalent to $150 million.  We’ve also seen it in Field Vantage, which Uwem showed you, which we’ve seen in Kuwait, with KOC production increases by the well of 2% to 5%.  With the opportunity that Baker Hughes has of that upstream focus, the ability to get the data below the mudline that’s where we can truly differentiate.

Nick Heymann - William Blair - Analyst

Yes, Nick Heymann, William Blair.  Lorenzo, there’s three different elements associated with this transaction that are incremental to creating value versus what you previously had as a standalone GE Oil & Gas business.  The first you delineate pretty clearly, which is the 1.2 billion cost and 0.4 billion of revenue by 2020.

The second I was hoping you could clarify would be the aftermarket opportunity, which I believe aspirationally you’re looking for 8 billion to 10 billion, where were you as of ‘16 and where can you go incrementally as a result of partnering with Baker Hughes?  And then similarly on the same look, can you look at the digital and the software, where you were today, where you were hoping to go in ‘20 as a standalone and then now as the combined entity so that we can get some understanding of the incremental value creation as you wait for the ultimate recovery in capital spending?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Yes, Nick.  So you mentioned correctly three areas where we’re going to see benefit.  And what we have laid out in the transaction is very visible from a cost perspective of 1.2 billion; from a revenue standpoint, 400 million.  And Predix and digital on the revenue side is all upside.  Now, we haven’t given a specific number because in many transactions you discount the revenue synergies.  So we’ve got a good funnel of opportunities and we see the opportunity to get significantly higher in the 400 million based on the utilization of digital.  And what we’re able to do now with the Baker Hughes element is that whole upstream, which we didn’t have previously.

On the backlog side, again, if you look at the opportunity we have of shifting from a transaction type to a contractual service agreement, as I mentioned before, I think we’ve got an opportunity commercially to look at things differently.  We have now more equipment scope.  We have the opportunity to look at the drill bits.  We have an opportunity to look at whole aspect of going in to the reservoir and how do we change that dynamic with the customer.  Is there an opportunity to increase the number of runs, output-based contracts?  That’s still to see.  But, again, those are -- we definitely see opportunities to go beyond as we go forward.  And it’s an incremental scope because the nature of these two businesses is very complementary.  I don’t know, Brian, if you wanted to add anything.

Brian Worrell - GE Oil & Gas - VP & CFO

Yes.  I can say it’s all upside, Nick, to what you talked about here.  Again, we focus on revenue synergies, and what we could touch and feel with projects that are there today.  But, clearly, digital presents an opportunity, and performance-based services both in the Baker portfolio and what we can learn by getting into the projects earlier with Baker can be pretty significant in both subsea and turbo machinery.  If you think about large projects that are going to mean -- you can have a project that’s got a lot of Baker equipment services, a lot of Neil’s business in it, a lot of Rod’s business in it, and a lot of Matthias’ business in it, as well as some pressure control from the WEMS business.

18
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

So there’s a lot of opportunity the commercial teams are working on.  And that’s one of the things as we were looking at this deal, we started in Digital.  We kept sending the teams off to go work it, and they kept coming back with more and more scope.  So there is a lot of opportunity there.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Back there.  Thanks, Nick.

Mike Urban - Deutsche Bank - Analyst

Hi.  Thank you.  Mike Urban from Deutsche Bank.  You talked a lot about the concept of full stream integration, digitization, all of which makes perfect sense; it certainly where the industry seems to be going.  But even with the addition of Baker Hughes, you’re still -- you still have significant pieces of the portfolio, of the service matrix that you maybe don’t have.  And, again, not to say you’re getting [hustled to] buy something right away; you haven’t even closed this deal yet, but how do you think about that from an integration perspective?  Can you unlock the full power of what you’re trying to do without controlling all those verticals, all those parts of the value chain?  And how do you think about getting access to those things be it rigs, seismic data, those things?  And, again, if you’re sharing that in some way or buying third-party data, assets, whatever, again, can you fully unlock the value without potentially jeopardizing IP and proprietary information?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Yes, so, good question.  I think you reflect on one of the charts that we shared actually during the investor presentations, we actually have a great breadth of the portfolio that’s required within this industry and broader than anybody else.

You mentioned lacking some pieces.  I think, actually, there is opportunities externally to partner from third parties to be able to insource.  We feel we got a very good portfolio to be able to go out and address the needs of our customers and work with them on what they require.  If we do need something, again we’ll take a look at it.

The good thing about this transaction is we have a very strong balance sheet as well.  And we’re coming over with no cash and debt free, and so there’s an opportunity of very strong balance sheet.  We don’t anticipate any inorganic at this stage, but we feel the portfolio is good as is.

Mike Urban - Deutsche Bank - Analyst

And then how much flexibility do you have within, again, your integration capabilities or Predix to leverage different platforms?  I mean is that something that’s easily integrated across different platforms, different companies?  And does it matter whether it’s Baker Hughes, GE, or third party?

Lorenzo Simonelli - GE Oil & Gas - President and CEO

So, it really doesn’t matter.  The beauty of Predix is it’s open architecture.  And so, when you think about us being able to go out and work with others, that’s the plan.  We want to be the gateway to the oil and gas industry becoming digital and have everybody utilizing Predix.  It’s not so much the usage of Predix.  It’s been what you do with the algorithms that you’re creating on Predix and the outcomes they are able to achieve.  That’s where then you’re actually getting better insights.  Predix is a great vehicle to allow everybody to participate, but then you need the expertise and the knowledge of the algorithms.

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Other questions?  Okay.  Matt, any closing comments?

Matt Cribbins - GE Oil & Gas - VP of Investor Communications

Great.  Thanks.  Thank you, Lorenzo.  That concludes our webcast.  We want to thank everyone on line for joining.

19
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 15, 2016 / 10:00PM GMT, GE - GE Oil & Gas Investor Meeting

Lorenzo Simonelli - GE Oil & Gas - President and CEO

Thank you.

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2016 Thomson Reuters. All Rights Reserved.

20
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
© 2016 Thomson Reuters.  All rights reserved.  Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters.  ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.